Exhibit 21.1

Subsidiaries of the Registrant

Entity Name	Jurisdiction of Organization
Aligned Telehealth, LLC	Delaware
American Well Israel Ltd	Israel
AMWELL Colombia SAS	Colombia
Avizia LLC	Delaware
National Telehealth Network, LLC	Delaware
Conversa Health, LLC	Delaware
SilverCloud Health Holdings, LLC	Delaware
SilverCloud Health, Ltd.	Ireland
SilverCloud Health UK Limited	England
SilverCloud Health Inc	Delaware
SilverCloud Health Australia Pty LTD	Australia